

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



09057146

SEC FILE NUMBER
8- 28941

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01-01-08___ AND ENDING___12-31-08___

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KRK Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1107 Nightingale

(No. and Street)

Palatine	IL	60067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Kouzes   847-991-9225

                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

C. Andrew Miriani – Miriani & Associates, Ltd.

(Name – *if individual, state last, first, middle name*)

40 Shuman Blvd., Suite 150	Naperville	IL	60563
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___James Kouzes_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___KRK Limited_____ , as of ___December 31_____, 20_08___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

___Elizabeth a Rogers_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRK LIMITED

YEARS ENDED DECEMBER 31, 2008 AND 2007

[Filed - pursuant
to Rule 17A-5(d) under the
SECURITIES EXCHANGE ACT OF 1934]

KRK LIMITED

YEARS ENDED DECEMBER 31, 2008 and 2007

TABLE OF CONTENTS

MIRIANI & ASSOCIATES, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

C. ANDREW MIRIANI   40 SHUMAN BLVD.   (630) 416-6900
SUITE 150   FAX (630) 416-0681
NAPERVILLE, ILLINOIS 60563   Direct Dial (630) 416-7726

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
KRK Limited
Palatine, IL 60067

We have audited the balance sheets of KRK Limited as of December 31, 2008 and 2007 and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KRK Limited as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended in conformity with generally accepted accounting principles.

Miriani & Associates, Ltd.

Miriani & Associates, Ltd.
February 25, 2009

KRK Limited

BALANCE SHEET
as of December 31, 2008 and 2007

ASSETS

	2008	2007
Current assets		
Cash and cash equivalents	$ 7,902	$ 7,840
Accounts receivable, net of allowance for doubtful accounts of $0	-	-
Total current assets	7,902	7,840
Property and equipment		
Office furniture & equipment	7,698	7,698
Total property and equipment	7,698	7,698
Less: accumulated depreciation	(5,898)	(5,298)
Net property and equipment	1,800	2,400
Total all assets	$ 9,702	$ 10,240

Liabilities and Stockholders' Equity

	2008	2007
Current liabilities		
Accounts payable	$ -	$ -
Total current liabilities	-	-
Total all liabilities	-	-
Stockholders' equity		
Common stock, $1 par value; 10,000 shares authorized, 1,000 issued and outstanding	1,000	1,000
.Paid in Capital	8,550	8,550
Retained earnings	152	690
Total stockholders' equity	9,702	10,240
Total liabilities and equity	$ 9,702	$ 10,240

See notes to financial statements.

KRK Limited

STATEMENT OF INCOME AND RETAINED EARNINGS
Years Ended December 31, 2008 and 2007

	2008	2007
Concession income	$ 150,449	$ 54,317
Operating expenses:		
Concessions	114,748	38,050
Other expenses	35,822	50,589
Total operating expenses	150,569	88,639
Net operating income (loss)	(121)	(34,322)
Other income (expense)		
Interest income	192	330
Other income	-	36,156
Gain on sale of securities	-	-
Total other income (expense)	192	36,486
Net income (loss) before tax	71	2,164
Corporate income taxes	609	-
Net income (loss)	(538)	2,164
Retained earnings, beginning of year	690	(1,474)
Dividends paid	-	-
Retained earnings, end of year	$ 152	$ 690

See notes to the financial statements.

KRK Limited

STATEMENT OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
Cash flow from operating activities:		
Net income from operations	$ (538)	$ 2,164
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	600	600
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	-	-
(Increase) decrease in investments	-	-
(Decrease) increase in accounts payable	-	-
Total adjustments	600	600
Net cash provided by (used in) operating activities	62	2,764
Cash flow from investing activities:		
Acquisition of equipment, etc.	-	(3,000)
Net cash provided by (used in) investing activities	-	(3,000)
Cash flow from financing activities:		
Dividends	-	-
Net cash provided by (used in) financing activities	-	-
Net increase (decrease) in cash	62	(236)
Cash, beginning of year	7,840	8,076
Cash, end of year	$ 7,902	$ 7,840
Supplemental disclosure of cash information Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 609	$ -

See notes to financial statements.

KRK LIMITED

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

1. Nature of Business:

KRK Limited the "Company" acts as agent for customers with respect to the purchase, sale and redemption of redeemable shares of registered investment companies and limited partnership offerings, and introduces and forwards other securities transactions and accounts on a fully disclosed basis.

2. Summary of significant accounting policies:

Income recognition:

Commissions earned on sales of shares of registered investment companies and limited partnership offerings are recognized of the transaction date, whereas commissions earned on other securities transactions are recognized on settlement date, which is usually one week after transaction date.

Estimated:

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Property and equipment:

Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated lives of the assets, which are generally three to five years.

Income taxes:

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to timing differences between financial and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

KRK LIMITED

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

2. Summary of significant accounting policies: (continued)

Cash equivalents:

The company considers all highly liquid investments with maturity of three (3) months or less when purchased as cash equivalents.

3. Net Capital Requirement:

Pursuant to the net capital provision of Rule-15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital which may fluctuate on a daily basis. At December 31, 2007 the required minimum net capital was $5,000. On December 31, 2007 the Company's net capital was $9,702. In addition, the Company was in compliance with its paragraph K(2) (a) - (b) exemptions form SEC Rule 15c-3-3 requiring customer reserves during the past year.

4. SEC Rule 15c3-3:

The Company claims an exemption to 15c3-3 (Customer Protection Rule) under subparagraph K(2) (b) of the rule. Nothing came to our attention (the auditor) during the course of our examination that would indicate the Company was not complying with the requirement of that examination.

SUPPLEMENTARY SCHEDULES

KRK LIMITED

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

DECEMBER 31, 2008

NOT APPLICABLE

.

KRK LIMITED

COMPUTATION FOR DETERMINATION OF RESERVE

DECEMBER 31, 2008

NOT APPLICABLE

KRK LIMITED

RECONCILIATION OF OWNERSHIP EQUITY
FROM STATEMENT OF FINANCIAL CONDITION TO
FOCUS REPORT - PART IIA

DECEMBER 31, 2008

Ownership equity from Focus Report - Part IIA		$ 7,950
Adjustments:		
1. Depreciation expense	0	
2. Additional income (expenses)	(48)	
3. Capital expenditures	0	
Net adjustments		$ (48)
Ownership equity per Statement of Financial Condition		$ 7,902

MIRIANI & ASSOCIATES, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

C. ANDREW MIRIANI

40 SHUMAN BLVD.
SUITE 150
NAPERVILLE, ILLINOIS 60563

(630) 416-6900
FAX (630) 416-0681
Direct Dial (630) 416-7726

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT OF INTERNAL ACCOUNTING CONTROL

To the Board of Directors
KRK LIMITED

We have audited the financial statements of KRK Limited, (the "Company") for the year ended December 31, 2008 and have issued our report thereon dated February 25, 2009. As part of our audit, we made a study and evaluation of the Company's internal control structure to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the Company (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11); (ii) in complying with the requirement for prompt payment for securities of Section 48 of Regulation T of the Board of Governors of the Federal Reserve System. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of my examination would be disclosed. The purpose of our study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements, to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5, and with respect to Rule 15c3-3 to provide reasonable assurance of compliance, in all material respects, with the possession and control requirements of the Rule. Our study and evaluation was more limited than would be necessary to express an opinion on the internal control structure taken as a whole.

As part of the study and evaluation required by Rule 17a-5, we reviewed the descriptions of the procedures required to be maintained by KRK Limited for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers to determine if those procedures would provide reasonable assurance of compliance in all material respects with the possession of control requirement of Rule 15c3-3.

The Management of KRK Limited is responsible for establishing and maintaining the internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objective of a system is to provide management with reasonable, but not absolute, assurances that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitation in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system of internal accounting control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the purpose described in the first paragraph above would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of KRK Limited taken as a whole. Our study and evaluation disclosed no condition that we believe to be a material weakness.

Our review of the description of the procedures required to be maintained for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers for the year ended December 31, 2007 was made for the purpose set forth in the second paragraph above. Based on our review, the procedures appear to provide reasonable assurance of compliance in all material respects with the possession or control requirement of Rule 15c3-3.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Miriani & Associates, Ltd.

Miriani & Associates, Ltd.

February 25, 2009

